Exhibit 99.1

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 27, 2021 AT 3 P.M. LUXEMBOURG TIME
AT THE REGISTERED OFFICE LOCATED AT 37A AVENUE J. F. KENNEDY, L-1855
LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

July 27, 2021

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Nexa Resources S.A. (the “Company”) to be held at 3 p.m. Luxembourg time on August 27, 2021 at the Company’s registered office located at 37A Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Extraordinary General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed the close of business (EDT) on July 22, 2021 as the record date for the Extraordinary General Meeting (the “Record Date”), and only holders of record of common shares at such time will be entitled to notice of or to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Extraordinary General Meeting or you wish to be represented, please authorize a proxy to vote your common shares in accordance with the instructions you received. This will not prevent you from voting your common shares in person if you subsequently choose to attend the Extraordinary General Meeting (subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on August 24th, 2021 in order for such votes to be taken into account.

As a shareholder of the Company, it is very important that you read the accompanying materials carefully and then vote your common shares promptly.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Jaime Ardila
Chair of the Board of Directors

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Convening Notice to

an Extraordinary General Meeting of Shareholders
to be held on August 27, 2021 at 3 p.m. Luxembourg time
at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855
Luxembourg, Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors of Nexa Resources S.A. (the “Company”) is pleased to invite you to attend an Extraordinary General Meeting of Shareholders of the Company, to be held on August 27, 2021 at 3 p.m. Luxembourg time, at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg with the following agenda:

Agenda of the Extraordinary General Meeting

1.	Approve the amendment to article 5.12 of the articles of association of the Company to be read as follows:

“Article 5.-

[…]

5.12       The Board of Directors is authorized to allocate existing Shares or new Shares issued under the Authorized Capital, free of charge, to employees and corporate officers (including directors) of the Company and of companies of which at least 10 per cent of the capital or voting rights is directly or indirectly held by the Company. The terms and conditions of such allocations are to be determined by the Board of Directors.

[…]”

2.	Approve the amendments to article 6 of the articles of association of the Company to be read as follows:

“Article 6.-

6.1       The Company shall be managed by a board of directors comprising at least five (5) members and a maximum of eleven (11) members (each a "Director" and together the "Directors"), who shall be appointed by the General Meeting in accordance with Article 13.18.1. The Board of Directors shall at all times be composed as required pursuant to applicable law, including, if applicable, the rules and regulations of any stock exchange on which part or all of the Shares of the Company are listed. In particular, at least three (3) Directors shall meet the independence and financial literacy requirements for audit committee members set forth in the listing rules of the New York Stock Exchange, Toronto Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law, subject to any available exemptions.

6.2       The Directors, whether shareholders or not, are appointed for a period not exceeding two (2) years (renewable) by the General Meeting, which may at any time and "ad nutum" remove them.

6.3       The maximum number of Directors and the overall remuneration of the Board of Directors are approved by the General Meeting. The Board of Directors determines the remuneration of each Director based on the total amount approved by the General Meeting.

6.4       Any Director may resign at any time by delivering his or her resignation in writing or by electronic transmission to the Chairman (as defined below) or to the Board of Directors. Such resignation shall be effective upon receipt by the Company unless it is specified therein to be effective at some later time, and the acceptance of a resignation shall not be necessary to make it effective unless such resignation specifies otherwise.

6.5       In the event that a Director appointed by the General Meeting ceases to be a Director for any reason, the remaining Directors, by a simple majority vote of the Directors present or represented, may, at their discretion, fill such vacancy. This Director will be in office up to the next General Meeting taking place.

6.6       Any Director may be suspended or dismissed at any time by a resolution of the General Meeting adopted at a simple majority.”

3.	Approve the amendment to article 7.2 of the articles of association of the Company to be read as follows:

“Article 7.-

[…]

7.2       The Board of Directors is convened upon call by the Chairman or at least three (3) Directors, as often as the interest of the Company so requires.

[…]”

Pursuant to article 13.18.2 of our articles of association (the “Articles”), the Extraordinary General Meeting will validly deliberate on its agenda with a majority of two-thirds of the votes validly cast at a meeting in which holders of at least half of the Company’s issued share capital are present or represented. If the quorum is not reached at the first extraordinary general meeting for the purpose of resolving on the agenda thereof, a second extraordinary general meeting of shareholders may be convened with the same agenda at which no quorum requirement will apply. The resolutions concerning the agenda of the Extraordinary General Meeting will be adopted by a majority of two-thirds of the votes validly cast.

Any shareholder who holds common shares of the Company as of the close of business (EDT) on July 22, 2021 (the “Record Date”) will be admitted to the Meeting and may attend the Meeting, as applicable, in subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please consult the Proxy Statement which is available on the Company’s website, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com as to the procedures for attending the Meeting or to be represented by way of proxy. Copies of the proposed amendments to the Company’s Articles are available at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement and Information Notice are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on August 24th, 2021 in order for such votes to be taken into account.

We intend to hold the Extraordinary General Meeting in person in the Grand Duchy of Luxembourg. However, we are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak and the advisories or mandates that the European Union and national and local governments may issue. In the event that we determine that it is necessary or appropriate to take additional steps regarding how we conduct this meeting, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to Extraordinary General Meeting if you are planning to attend in person.

Sincerely,

Jaime Ardila

Chair

on behalf of the Board of Directors

NEXA RESOURCES S.A.

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AUGUST 27, 2021

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Nexa Resources S.A. (the “Company”, “Nexa”, “we”, “our” or “us”) for use at an Extraordinary Meeting of Shareholders (the “Extraordinary General Meeting”) to be held on August 27, 2021, at 3 p.m. Luxembourg time at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available on our website at https://ir.nexaresources.com/shareholdersmeeting and all of the aforementioned documents are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Copies of the proposed amendments to the Company’s Articles are available on our website at https://ir.nexaresources.com/shareholdersmeeting. The Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.”

Status as a Foreign Private Issuer and SEC foreign Issuer

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act.

In accordance with applicable Canadian securities laws, as an “SEC foreign issuer” (as such term is defined in National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), we are exempt from certain requirements under Canadian securities laws relating to continuous disclosure obligations, proxy solicitation and certain other matters provided that we comply with appropriate requirements in the United States and our jurisdiction of incorporation, if applicable. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures. These are discussed in further detail under the heading “Corporate Governance” below in this Proxy Statement.

How May the Extraordinary General Meeting Materials Be Accessed?

(a)	Street name holders (beneficial shareholders)

We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are mailing a notice (the “Information Notice”) on July 27, 2021 regarding internet availability of Proxy Materials to our street name holders (beneficial shareholders) of record as of close of business (EDT) on July 22, 2021 (the “Record Date”). You will have the ability to access the Proxy Materials and the proposed amendments to the Company’s Articles on the websites referred to in the Information Notice (https://ir.nexaresources.com/shareholdersmeeting and https://ir.nexaresources.com/regulatoryfilings) or street name holders (beneficial shareholders) may request to receive a printed set of the Proxy Materials. The Information Notice, this Proxy Statement are, or will be, available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice. This permits us to conserve resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials.

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(b)	Registered shareholders

We are mailing the Proxy Materials on July 27, 2021 to all registered shareholders of our common shares as of the Record Date.

Who May Vote?

Only registered shareholders or street name holders (beneficial shareholders) of our common shares as of the Record Date will be entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, 132,438,611 common shares were issued and outstanding, out of which 132,438,611 common shares are entitled to one vote per common share at each Meeting.

What Constitutes an Attendance Quorum?

For any extraordinary resolutions to be considered at the Extraordinary General Meeting, at least one-half of our issued share capital as of the date of such meeting will constitute a quorum. If such quorum is not present, the Extraordinary General Meeting may be adjourned and convened at a later date in which no quorum is required, provided that certain notice procedures are fulfilled. Abstentions are not considered “votes” but the common shares with respect to which such abstentions are expressed do count as shares present for purposes of determining a quorum.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Extraordinary General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Extraordinary General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

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What Is the Process for Voting?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meeting in-person and vote at the Meeting (subject to compliance with the procedures set forth in this Proxy Statement and the requirements under applicable law).

If your shares are held in “street name” and you are a beneficial shareholder, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your common shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Extraordinary General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

What Is the Process for Revocation of Proxies?

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Extraordinary General Meeting by:

•	attending the Extraordinary General Meeting and voting in person;
•	delivering a written notice dated on or before August 24th, 2021, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Extraordinary General Meeting.

If you are a registered shareholder, you may request a new proxy card by contacting our Investor Relation department by email at ir@nexaresources.com.

Registered shareholders should send any written notice or new proxy card by (i) regular mail to Nexa Resources S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Nexa Resources S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948).

Any street name holder (beneficial shareholder) may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Extraordinary General Meeting, by delivering a written notice dated on or before August 24th, 2021, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, stating that the voting instructions are revoked or changed. Your last voting instructions, prior to the Extraordinary General Meeting, are the voting instructions that will be taken into account.

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Who May Attend the Extraordinary General Meeting?

Only holders of our common shares as of the Record Date or their legal proxy holders may attend the Meeting. All holders of our common shares planning to attend the Extraordinary General Meeting in person must contact our Investor Relation department, at ir@nexaresources.com by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on August 24th, 2021 to reserve a seat. For admission, shareholders should come to the Extraordinary General Meeting check-in area no less than 15 minutes before the Extraordinary General Meeting is scheduled to begin. Please note that due to public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak, travel restrictions may prevent you from entering into the Grand Duchy of Luxembourg. We recommend you to consult the travel guidelines from your national authority as well as our website with respect to any additional steps we may decide to take with respect to the conduct of the Meeting in the context of the COVID-19 outbreak.

•	Registered shareholders

To be admitted to the Extraordinary General Meeting, you will need a form of photo identification. You will be admitted to the Meeting only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders as of the Record Date.

•	Beneficial shareholders

To be admitted to the Meeting, you will need a form of photo identification. A beneficial shareholder must also bring valid proof of ownership of your common shares as of the Record Date; in order to vote at the Meeting you must bring a valid legal proxy from the holder of record.

If you hold your common shares as a beneficial holder in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meeting.

Registration will begin at 2:30 p.m. Luxembourg time and the Extraordinary General Meeting will begin at 3 p.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meeting.

Representatives of PricewaterhouseCoopers, société coopérative, the Company’s statutory auditor (réviseurs d’entreprises agréés), will attend the Extraordinary General Meeting.

We intend to hold the Extraordinary General Meeting in person in the Grand Duchy of Luxembourg. However, we are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) outbreak and the advisories or mandates that the European Union and national and local governments may issue. In the event that we determine that it is necessary or appropriate to take additional steps regarding how we conduct this meeting, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Extraordinary General Meeting if you are planning to attend in person.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 1 TO THE EXTRAORDINARY GENERAL MEETING
AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors is seeking approval by the shareholders to amend article 5 of the Articles of the Company by deleting the “performance criteria” mentioned in article 5.12 related to internal aspects of the compensation policy of the Company.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves the amendments to article 5.12 of the articles of association of the Company to be read as follows:

“Article 5.-

[…]

5.12       The Board of Directors is authorized to allocate existing Shares or new Shares issued under the Authorized Capital, free of charge, to employees and corporate officers (including directors) of the Company and of companies of which at least 10 per cent of the capital or voting rights is directly or indirectly held by the Company. The terms and conditions of such allocations are to be determined by the Board of Directors.

[…]”

Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendments to article 5.12 of the Articles of the Company.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 2 TO THE EXTRAORDINARY GENERAL MEETING
AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors is seeking approval by the shareholders to amend article 6 of the Articles of the Company:

-	by increasing the period of the mandate of our Directors mentioned in article 6.2;

-	by precising in article 6.3 the maximum number of Directors to be approved by the General Meeting; and

-	by increasing in article 6.5 the flexibility of the Board of Directors.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves the amendments to article 6 of the articles of association of the Company to be read as follows:

“Article 6.-

6.1       The Company shall be managed by a board of directors comprising at least five (5) members and a maximum of eleven (11) members (each a "Director" and together the "Directors"), who shall be appointed by the General Meeting in accordance with Article 13.18.1. The Board of Directors shall at all times be composed as required pursuant to applicable law, including, if applicable, the rules and regulations of any stock exchange on which part or all of the Shares of the Company are listed. In particular, at least three (3) Directors shall meet the independence and financial literacy requirements for audit committee members set forth in the listing rules of the New York Stock Exchange, Toronto Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law, subject to any available exemptions.

6.2       The Directors, whether shareholders or not, are appointed for a period not exceeding two (2) years (renewable) by the General Meeting, which may at any time and "ad nutum" remove them.

6.3       The maximum number of Directors and the overall remuneration of the Board of Directors are approved by the General Meeting. The Board of Directors determines the remuneration of each Director based on the total amount approved by the General Meeting.

6.4       Any Director may resign at any time by delivering his or her resignation in writing or by electronic transmission to the Chairman (as defined below) or to the Board of Directors. Such resignation shall be effective upon receipt by the Company unless it is specified therein to be effective at some later time, and the acceptance of a resignation shall not be necessary to make it effective unless such resignation specifies otherwise.

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6.5       In the event that a Director appointed by the General Meeting ceases to be a Director for any reason, the remaining Directors, by a simple majority vote of the Directors present or represented, may, at their discretion, fill such vacancy. This Director will be in office up to the next General Meeting taking place.

6.6       Any Director may be suspended or dismissed at any time by a resolution of the General Meeting adopted at a simple majority.”

Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendments to article 6 of the Articles of the Company.

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PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3 TO THE EXTRAORDINARY GENERAL MEETING
AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Board of Directors is seeking approval by the shareholders to amend article 7 of the Articles of the Company by deleting the number of meetings mentioned in article 7.2 related to internal aspects of the Board organization in compliance with the best corporate governance standards.

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Extraordinary General Meeting hereby approves the amendments to article 7.2 of the articles of association of the Company to be read as follows:

“Article 7.-

[…]

7.2       The Board of Directors is convened upon call by the Chairman or at least three (3) Directors, as often as the interest of the Company so requires.

[…]”

Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendments to article 7.2 of the Articles of the Company.

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SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Chair, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Nexa Resources S.A.
37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand-Duchy of Luxembourg
Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Extraordinary General Meeting of Shareholders must comply with the requirements contained in article 13.9 of our Articles. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Nexa files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (+1) 202 551-6551 for further information on the public reference room.

Nexa’s SEC and Canadian securities filings are also available to the public on the SEC’s internet website at www.sec.gov and on Canadian securities regulatory authorities’ internet website at www.sedar.com. In addition, Nexa’s SEC filings are also available to the public on Nexa’s website, https://ir.nexaresources.com/regulatoryfilings. Information contained on Nexa’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

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Important Notice Regarding the Availability of Proxy Materials for the
Shareholders’ Meeting to be Held on August 27, 2021

Information is now available regarding the Extraordinary General Meeting of the Shareholders (the “Meeting”) at https://ir.nexaresources.com/shareholdersmeeting.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Extraordinary General Meeting, common shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Extraordinary General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on August 24th, 2021 by contacting our Investor Relations department at ir@nexaresources.com. Additional details regarding requirements for admission to the Extraordinary General Meeting are described in the Proxy Statement under the heading “Who May Attend the Extraordinary General Meeting?”.

If you are a holder of record of our common shares as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date; in order to vote at the Meeting, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at the close of business (EDT) on July 22, 2021 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Extraordinary General Meeting. If you are a holder of common shares you will be entitled to vote at the Extraordinary General Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Extraordinary General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Extraordinary General Meeting. Any shareholder that decides to attend the Extraordinary General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the Extraordinary General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Revocation of Proxies?”.

Luxembourg
July 27, 2021

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